CHINA YOUTV CORP.

FORM 8-K/A
(Current report filing)

Filed 05/29/09 for the Period Ending 05/13/09

Telephone	861059212300
CIK	0001329136
Symbol	CYTV
SIC Code	1000 - Metal Mining
Industry	Gold & Silver
Sector	Basic Materials
Fiscal Year	06/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) : May 29, 2009

CHINA YOUTV CORPORATION

(Exact name of registrant as specified in its charter)

Nevada

(State or Other Jurisdiction of Incorporation)

333 - 130767

(Commission File Number)

N/A

(I. R. S. Employer Identification No.)

8th floor, MeiLinDaSha, Ji 2, GongTi Road, East, Beijing, China 10027

(Address of principal executive offices, including zip code.)

(8610) 5921-2300

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy
the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
  (17CRF 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
  (17CRF 240.13e-4(c))

Item 4.01 Changes in Registrant's Certifying Accountant

On May 13, 2009, the Registrant, with the approval and consent of the Board of Directors, engaged the firm of Moore & Associates, Chartered, PCAOB registered firm, Las Vegas, Nevada as its new independent auditors. Moore & Associates has been consulted on our financial statements for the fiscal years ended June 30, 2008 and 2007 and had agreed to review our quarterly financial statements for the period ended March 31, 2009.

China YouTV Corp.'s board of directors and management have decided to change independent accountants. Michael T. Studer, C.P.A. of Freeport, N.Y. is the Company's former independent accountants. The decision to change auditors was due to the recent change of managements and also part of the Company's ongoing cost reduction measures.

Michael T. Studer audited the Company's financial statements for the calendar years ending June 30, 2008 and 2007. Michael T. Studer, in its September 26, 2008 opinion letter directed to the Board of the Company, stated that the "financial statements referred to above present fairly, in all material respects, the financial position of China YouTV Corp., a development stage company, as of June 30, 2008 and 2007 and the results of its operations and its cash flows for the year ended June 30, 2008 and 2007, and for the period May 18, 2005 (date of inception) to June 30, 2008 in conformity with accounting principles generally accepted in the United States of America", which opinion included an explanatory paragraph in Note 1 that contained a reference to the Company's present financial situation arises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

The decision to change auditors was approved by the Board of Directors, the Audit Committee and management.

There is no disagreement with Michael T. Studer on any matter of accounting principles or practices, financial statement disclosure of auditing scope or procedure.

The Company has also requested that Michael T. Studer furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA YOUTV CORP.

Date : May 29, 2009   /s/ Michael Lee

                          By :   Michael Lee
                                          Secretary